News Release	AMEX, TSX Symbol: NG

NovaGold Hosts Successful Galore Creek Community Meetings

2 November 2004 – Vancouver

NovaGold Resources Inc. (AMEX, TSX: NG) is pleased to report strong interest and broad support from local community meetings held during the past few weeks to discuss development plans for the Galore Creek gold-silver-copper project in northwestern British Columbia. Nearly 350 people attended the open house meetings held in 7 communities near the project including Dease Lake, Iskut, Telegraph Creek, Terrace, Smithers, and the port city of Stewart, British Columbia, as well as, in Wrangell, Alaska.

The meetings were attended by First Nation representatives, local and provincial political leaders, interested community members, and company representatives responsible for environmental, engineering and Tahltan relations. Each meeting included a presentation and open question/comment period led by Doug Brown, NovaGold's Vice President responsible for the project. The presentations outlined the potential scope and economic benefits of the project, the type of work currently underway, and the company's development objectives. Also attending the meetings were representatives from the British Columbia Environmental Assessment Office and the Rescan Tahltan Environmental Consults (RTEC) to answer questions related to the environmental studies, and the BC permitting process.

At each meeting, NovaGold representatives outlined the two alternative site access options being considered and requested public comments to assist in the selection process. Other topics reviewed included a summary of the environmental studies underway, mitigation of environmental impacts, safe mine closure strategies, employment opportunities, and synergies with other developments proposed in the region. An overview of this season's exploration success and the recently completed independent engineering study was also provided.

NovaGold President and CEO, Rick Van Nieuwenhuyse stated, "We believe that it is critical to involve local communities early in the process of mine design and planning in order to assure a successful project that considers the goals, interests and concerns of those communities. Using this approach, the company will be able to create a better project that is consistent with local values. At NovaGold, we place a high priority on addressing the environmental and social aspects of a project in addition to making the project a financial success. We are very pleased with the level of interest and support that we have received for the Galore Creek project in the northwestern BC region."

A copy of the presentation provided at these meetings is available to interested parties on the NovaGold website. Information regarding British Columbia's Environmental Review process for the Galore Creek project is available at www.eao.gov.bc.ca.

About the Galore Creek Project

The Galore Creek Project is located in northwestern British Columbia west of BC Highway 37 and 150 kilometers northeast of the tidewater port of Stewart, British Columbia where concentrate material would be shipped. NovaGold is undertaking advanced exploration and engineering development work on the project and anticipates completing a Pre-Feasibility level study by mid-2005. NovaGold has an option to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc.

Currently up to 70 technical personnel are working on-site with focused on drilling, engineering, mine planning and infrastructure, as well as environmental baseline data collection in preparation for submission of the environmental assessment application document in December of 2005. This year's program at Galore Creek is one of the largest exploration programs in British Columbia with significant expansion planned for 2005.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company's Nome, Alaska Operations. NovaGold has 65.5 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.